Contact

www.linkedin.com/in/
charlesclinton1 (LinkedIn)

Top Skills

Mergers & Acquisitions
Credit
Real Estate Transactions

Certifications

Series 7, 66

Charles Clinton

CEO at EquityMultiple
New York, New York, United States

Summary

We're hiring in NYC! Check out our current positions - https://www.equitymultiple.com/careers/

Co-founded EQUITYMULTIPLE, a leading online investment platform that is leveraging technology to help modernize the real estate industry. As CEO, I'm responsible for shaping the strategic vision of the company and overseeing its daily operations. I also sit on the firm's investment committee and board of directors.

Prior to EQUITYMULTIPLE, I worked as a real estate attorney at Simpson, Thacher & Bartlett, where my primary clients were Blackstone and KKR. During my time at Simpson, I worked on over $10 billion in transactions, including Blackstone’s $1.7 billion purchase of the Cosmopolitan Hotel, Blackstone’s $1.9 billion purchase of Motel 6 and Hilton’s real estate asset restructuring and refinancing in advance of its $2.5 billion IPO.

Securities offered through Growth Capital Services, member FINRA, SIPC, 582 Market Street, Suite 300, San Francisco, CA 94104

Experience

EquityMultiple
Co-Founder & CEO
February 2015 - Present (9 years)
New York, New York

Simpson Thacher & Bartlett LLP
Associate
2011 - 2014 (3 years)
New York, New York

Worked in the Real Estate Group, primarily for clients Blackstone and KKR. Prior experience in Mergers & Acquisitions and Credit & Banking Groups.

O'Melveny & Myers LLP

Summer Associate

May 2009 - August 2009 (4 months)

Menlo Park, California

Education

University of California, Berkeley - School of Law

Doctor of Law (J.D.) · (2008 - 2011)

Amherst College

Bachelor's degree, Political Science · (2001 - 2005)